     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2002.


                                                      REGISTRATION NO. 333-92094

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM F-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                  CAMTEK LTD.
             (Exact name of registrant as specified in its charter)

                                  CAMTEK LTD.
                (Translation of Registrant's Name Into English)

              ISRAEL                              3827                          NOT APPLICABLE
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. employer
  incorporation or organization)      Classification Code Number)           identification number)

                         RAMAT GAVRIEL INDUSTRIAL ZONE
                                  P.O. BOX 544
                              MIGDAL HAEMEK 23150
                                     ISRAEL
                              (011-972-4) 604-8100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                   ROY PORAT
                                   PRESIDENT
                                CAMTEK USA, INC.
                                2 MERIDIAN ROAD
                          EATONTOWN, NEW JERSEY 07755
                                 (732) 542-7711
(Name, address, including zip code, and telephone number, including area code of agent for service)
                           --------------------------

                                WITH COPIES TO:

           RICHARD H. GILDEN                              LIOR AVIRAM, ADV.
            NANCI I. PRADO                          SHIBOLETH, YISRAELI, ROBERTS,
    BROBECK, PHLEGER & HARRISON LLP                         ZISMAN & CO.
       1633 BROADWAY, 47TH FLOOR                          46 MONTEFIORE ST.
       NEW YORK, NEW YORK 10019                        TEL AVIV 65201, ISRAEL
            (212) 581-1600                              (011-972-3) 710-3311

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 23, 2002


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIESS UNTIL THE REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS




                                   [GRAPHIC]

                                  CAMTEK LTD.
                                RIGHTS OFFERING
                                       OF
                           8,571,429 ORDINARY SHARES
                               ------------------

    We are offering rights to purchase a total of 8,571,429 ordinary shares of Camtek to existing shareholders of Camtek. Camtek is offering all of the ordinary shares to be sold in the rights offering.


    Each existing holder of Camtek ordinary shares will have a purchase right to subscribe for one ordinary share for each 2.5536 ordinary shares held of record by that holder at the close of business at 5:00 p.m., New York City time, on July 24, 2002, at the subscription price set forth below.



    This rights offering allows all of the current shareholders of Camtek to maintain their existing proportionate ownership interests in Camtek.



    The ordinary shares of Camtek are quoted on the Nasdaq National Market and listed on the Tel Aviv Stock Exchange under the symbol "CAMT." Camtek's Board of Directors has determined that the subscription price of the ordinary shares is $1.05, the last reported sales price of the ordinary shares on the Nasdaq National Market on July 5, 2002. The last reported sale price of the ordinary shares on the Nasdaq National Market on July 22, 2002 was $0.94 per share.



    The rights will expire at 5:00 p.m., New York City time, on August 8, 2002.



    SEE "RISK FACTORS" ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE SUBSCRIBING FOR THE ORDINARY SHARES.


    NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    The Prospectus has been prepared in accordance with an exemption granted to us by the Israel Securities Authority (the "ISA") pursuant to Section 35[29] of the Securities Law 1968.



    We obtained all the approvals and permits required under applicable Israeli law for the offering of the securities hereunder and for publication of this prospectus.



The fact that we obtained the permit of the ISA for the publication of this prospectus and the approval of the Tel Aviv Stock Exchange ("TASE") for the listing of the ordinary shares does not imply that the ISA or the TASE
(i) verify the information contained herein, (ii) approve the accuracy or completeness of such information, or (iii) express any view as to the quality of the securities offered hereunder.

                            ------------------------

                         PRICE $1.05 AN ORDINARY SHARE
                            ------------------------

                                                                                       PROCEEDS TO
                                                                PRICE TO PUBLIC        CAMTEK (1)
Per Share...................................................         $1.05                $1.05
Total (assuming full exercise)..............................      $9,000,000           $9,000,000


(1) Before deducting estimated expenses payable by Camtek of approximately $291,828.



We expect to deliver the ordinary shares against payment on or about August 16, 2002.



                        PROSPECTUS DATED JULY   , 2002.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE YOU CAN FIND MORE INFORMATION.........................      2

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING.............      3

RISK FACTORS................................................      5

FORWARD-LOOKING STATEMENTS..................................     15

OUR BUSINESS................................................     15

CAPITALIZATION..............................................     16

THE RIGHTS OFFERING.........................................     17

USE OF PROCEEDS.............................................     20

DESCRIPTION OF ORDINARY SHARES..............................     21

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES...............     23

MATERIAL ISRAELI TAX CONSEQUENCES...........................     24

LEGAL MATTERS...............................................     25

EXPERTS.....................................................     25

EXPENSES....................................................     25

    You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with different information.

    The securities are not being offered in any jurisdiction where the offer is not permitted.

    You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

    - Annual Report on Form 20-F for the year ended December 31, 2001, which we refer to as our "2001 20-F Report."

    - Report on Form 6-K for the month of May 2002, filed with the SEC on May 24, 2002, which we refer to as our "May 2002 6-K Report."

    You may request copies of these filings at no cost, by writing or telephoning us at the following address or by accessing our web site at http://www.camtek.co.il.

       Camtek Ltd.
       Ramat-Gavriel Industrial Zone
       P.O. Box 544
       Migdal Haemek 23150
       Israel
       Attention: Mr. Moshe Amit
       (011-972-4) 604-8100

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

WHAT IS A PURCHASE RIGHT?


    We have granted to our shareholders of record as of July 24, 2002, 5:00 p.m., New York City time, a purchase right to subscribe for one ordinary share for each 2.5536 ordinary shares held of record by that holder at the close of business at 5:00 p.m., New York City time, on July 24, 2002, at $1.05 per share. We call this right the "purchase right."


WHY ARE WE OFFERING THE PURCHASE RIGHTS?

    We are offering the purchase rights in order to raise additional capital. We expect to use the proceeds of this offering for working capital and for other general corporate purposes.

HAS THE BOARD OF DIRECTORS MADE A RECOMMENDATION REGARDING THIS OFFERING?

    The board of directors does not make any recommendation to you about whether you should exercise your purchase rights.

TO WHOM MAY I DIRECT QUESTIONS?

    If you have questions about the rights or would like to request additional copies of offering documents, you may call American Stock Transfer & Trust Company at (718) 921-8200.

WHAT FORMS AND PAYMENT ARE REQUIRED TO PURCHASE SHARES?


    If you were a record holder of our ordinary shares at 5:00 p.m., New York City time, on July 24, 2002, you are receiving with this prospectus a blank purchase rights certificate and instructions on how to purchase shares. The purchase rights certificate must be properly filled out and delivered before expiration of the rights with full payment for the number of shares you wish to purchase.


WHAT IF A BROKER, BANK OR OTHER NOMINEE IS THE RECORD HOLDER OF MY SHARES?

    If you hold your shares through a broker, bank or other nominee and you wish to purchase shares in the rights offering, please promptly contact the broker, bank or other entity holding your shares. Your broker or other nominee holder must exercise the purchase rights certificate on your behalf for shares you wish to purchase. We have sent separate instructions to all known brokers and banks to assist you in exercising your rights.

TO WHOM SHOULD RECORD HOLDERS SEND FORMS AND PAYMENT?

    Record holders should return their subscription documents and payments to American Stock Transfer & Trust Company at the address indicated in the instructions forwarded with this prospectus.

    Record holders may also return their subscription documents and payments directly to Camtek at the address indicated in the instructions forwarded with this prospectus. If your shares are held through the clearing house of the Tel Aviv Stock Exchange, you may also, through your stock exchange member, return your subscription documents and payments to the clearing house of the Tel Aviv Stock Exchange. The clearing house of the Tel Aviv Stock Exchange will forward the payment directly to Camtek.

MUST I PAY THE SUBSCRIPTION PRICE IN CASH?

    In order to participate in the offering, you must timely pay the subscription price in U.S. Dollars by money order or cashier's check or by check drawn on a bank located in the United States, payable to American Stock Transfer and Trust Company, that clears before expiration of the rights.

    If you are the record holder of your shares and you have chosen to exercise your rights by returning your subscription documents and payments directly to Camtek, you must timely pay the subscription price in U.S. Dollars by money order or cashier's check or by check drawn on a commercial bank located in Israel, payable to Camtek, that clears before expiration of the rights.

    If your shares are held through the clearing house of the Tel Aviv Stock Exchange, you must timely pay the subscription price in U.S. Dollars, through your stock exchange member, to the clearing house of the Tel Aviv stock exchange. The payment must be made by the means required by your stock exchange member.

HOW ARE SHAREHOLDERS AFFECTED IF THEY DO NOT EXERCISE ANY RIGHTS?

    You are not required to exercise any rights or otherwise take any action in response to this rights offering. If you do not exercise any rights, the number of shares which you own will not change, but your percentage ownership of our total issued ordinary shares will decline.

HOW SOON MUST I ACT?


    If you are the record holder of your shares and you have chosen to exercise your rights by returning your subscription documents and payment to American Stock Transfer & Trust Company, you must ensure that American Stock Transfer & Trust Company actually receives all required documents and payments by 5:00 p.m., New York time, on August 8, 2002.



    If you are the record holder of your shares and you have chosen to exercise your rights by returning your subscription documents and payments directly to Camtek, you must ensure that Camtek actually receives all required documents and payments by 5:00 p.m., Israel time, on August 8, 2002.



    If your shares are held through the clearing house of the Tel Aviv Stock Exchange, you must ensure that the clearing house of the Tel Aviv Stock Exchange actually receives all required documents and payments by 9:00 a.m., Israel time, on August 8, 2002. If the clearing house of the Tel Aviv Stock Exchange does not receive all required documents and payments before that time and date, your rights will expire and be deemed to have been forfeited.


WHAT FEES OR CHARGES APPLY IF I DO CHOOSE TO EXERCISE MY RIGHTS?

    We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise rights. If you exercise rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

MAY I TRANSFER MY RIGHTS?

    No. The rights are not transferable or tradable. In addition, the Tel Aviv Stock Exchange rules regarding continuous exercise will not apply to the rights.

MAY I CHANGE OR CANCEL MY EXERCISE OF RIGHTS AFTER I SEND IN THE REQUIRED FORMS?

    No. Your election to exercise your rights is irrevocable.

                                  RISK FACTORS

    You should carefully consider the risks described below and the other information in this prospectus before deciding to purchase shares in this rights offering. There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our ordinary shares could decline.

                      RISK FACTORS RELATED TO OUR BUSINESS

THE MAIN MARKET WE SERVE, THE PRINTED CIRCUIT BOARD INDUSTRY, IS CURRENTLY EXPERIENCING A PROLONGED AND SEVERE DOWNTURN, AND IT IS DIFFICULT TO PREDICT THE LENGTH OF THE DOWNTURN OR THE TIMING OR STRENGTH OF A RECOVERY.

    Historically, we derived all of our revenues, and we expect to continue to derive a majority of our revenues from sales of our AOI systems and related services for the printed circuit board industry. Our business depends in large part upon capital expenditures by printed circuit board manufacturers, which in turn depend upon the current and anticipated demand for products using printed circuit boards. The printed circuit board industry is experiencing a prolonged and severe downturn, which is reflected in a steep decline in the sales of printed circuit boards. As a result, the overall rate of capital spending by printed circuit board manufacturers has been sharply cut, and sales of our products to these manufacturers have declined. As a result of the general economic decline, we have provided some of our customers with extended payment cycles. Consequently, we have experienced longer accounts receivable payment cycles. If any of our customers become insolvent or have difficulties meeting their financial obligations to us, we may suffer additional losses.

    Furthermore, many of our customers are currently experiencing a period of excess capacity, and it is not clear how long after a recovery in sales of printed circuit boards begins demand for our AOI systems will start to grow. We cannot predict the length of the downturn or the timing or strength of a recovery. If this downturn continues, our sales will continue to be low and may decrease further. In addition, we have only a limited ability to reduce expenses during any period of a downturn in demand because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we may incur further losses.

WE HAVE RECENTLY ENTERED TWO NEW MARKETS: THE SEMICONDUCTOR PACKAGING INDUSTRY AND THE MICROELECTRONICS INDUSTRY. IF THESE MARKETS FAIL TO GROW OR IF OUR PRODUCTS ARE NOT ACCEPTED IN THESE MARKETS, OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.

    We recently began sales of products for the inspection of high density interconnect substrates, or HDI-S, to serve the semiconductor packaging industry and for the inspection of wafers, which are silicon disks from which individual chips are diced, to serve the microelectronics industry. The rate of our future success in these markets depends on the development and rate of growth of the market for intelligent optical inspection technology in these industries and on the acceptance of our products. The markets for intelligent optical inspection systems in the semiconductor packaging and the microelectronics industries are currently emerging and may not fully develop, whether as a result of competition, alternative technologies, changes in technology, changes in product standards or otherwise. If widespread acceptance of intelligent optical inspection technology does not develop in these industries, our success will be adversely affected. Furthermore, our sales depend upon the adoption of our products by manufacturers in these industries. If these markets do not develop or grow or if manufacturers do not find our products to be appropriate for their use, our future sales could suffer.

TECHNOLOGY IN THE MARKETS IN WHICH WE OPERATE IS RAPIDLY EVOLVING, AND WE MAY NOT BE ABLE TO KEEP PACE WITH THESE CHANGES OR WITH EMERGING INDUSTRY STANDARDS. THIS COULD RESULT IN A LOSS OF REVENUES.

    The markets for our products are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment and methods could improve production yields, thereby lowering the cost-benefit equation currently justifying the use of our products in these industries. In addition, new technologies could emerge as alternatives to using our products.

    Our future success will depend on our ability to enhance our existing products and to develop and introduce new technologies for intelligent optical inspection of printed circuit boards, HDI-S and wafers. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. Our failure to keep pace with technological changes, with products offered by our competitors and with emerging industry standards could damage our reputation and adversely affect our ability to attract new business and generate revenues.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE, THERE IS A DOMINANT MARKET PARTICIPANT FOR AOI SYSTEMS FOR THE PRINTED CIRCUIT BOARDS INDUSTRY AND SOME OF OUR COMPETITORS HAVE GREATER RESOURCES, WHICH MAY MAKE IT DIFFICULT FOR US TO MAINTAIN PROFITABILITY.

    Competition in the markets we serve is intense. Competition has increased further due to a decline in demand for our products resulting from the general economic downturn. If this trend continues, it could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. If we have to lower prices to remain competitive and are unable to reduce our costs to offset price reductions or are unable to introduce new higher performance products with higher prices, our operating results may be seriously harmed.

    Competitors currently sell products that provide similar benefits to those that we sell. Our principal direct competitor in the sale of AOI systems for the printed circuit board industry is Orbotech Ltd., an Israeli company, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers. We also compete against other companies in the semiconductor packaging and the microelectronics industries.

    Some of our competitors, most notably Orbotech, have greater financial, personnel and other resources, offer a broader range of products and services than we do and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products.

IF WE ARE NOT ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    We differentiate our products and technologies through the use of our proprietary software, our image processing algorithms and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including both hardware and software components of our products. These measures may not be adequate to protect our proprietary technology, and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD RESULT IN CLAIMS AGAINST US.

    Third parties may assert claims that we have violated patents or that we have infringed upon their intellectual property rights. Intellectual property claims have been asserted against us in the past and may be asserted against us in the future. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management's attention away from our business.

IF ONE OR MORE OF OUR THIRD-PARTY SUPPLIERS OR SUBCONTRACTORS DO NOT PROVIDE US WITH KEY COMPONENTS OR SUBSYSTEMS, THEN WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER AND WE MAY INCUR SUBSTANTIAL COSTS TO OBTAIN THESE COMPONENTS FROM ALTERNATE SOURCES.

    Currently, we rely on single source and limited source suppliers and subcontractors for a number of essential components and subsystems of our products. We have not signed agreements with all of these suppliers and subcontractors for the continued supply of the components or subsystems they provide. An interruption in supply from these sources or an unexpected termination of the manufacture of key components or subsystems would, therefore, disrupt production and adversely affect our ability to deliver products to our customers. An unexpected termination of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products since we do not develop and supply these components and subsystems in-house.

WE DEPEND ON A FEW LARGE ORDERS, AND THE INABILITY TO GENERATE THOSE ORDERS IN ANY GIVEN PERIOD COULD HAVE A DISPROPORTIONATE IMPACT ON OUR REVENUE.

    Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. For example, in 2000, three customers accounted for about 12.4% of our total revenue, and in 2001, two customers accounted for about 10.0% of our total revenues. Based on our experience, we expect that the identity of our customers may change from period to period. We have not entered into long-term agreements with any of our large customers nor have we secured commitments to purchase any specific quantities of our products from any of our customers. If we do not receive large orders from customers in any given period, we may not be able to meet our sales expectations for that period.

DUE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, THE PRICES OF OUR PRODUCTS MAY BECOME LESS COMPETITIVE OR WE MAY INCUR ADDITIONAL EXPENSES.

    Foreign currency fluctuations may affect the prices of our products. Our prices in most countries outside of Europe are denominated in dollars. In those countries, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In 2001, we derived approximately 17.7% of our revenues from customers in Europe where our prices are mainly denominated in euros. A devaluation of the euro as compared to the dollar can cause our revenues to decrease in dollar terms. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

WE MAY EXPERIENCE FLUCTUATIONS IN OUR FUTURE OPERATING RESULTS WHICH MAKE IT DIFFICULT TO PREDICT FUTURE RESULTS.

    Our revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

    Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

    - the cyclical nature of the electronics industry;

    - the size, timing and shipment of orders;

    - customer budget cycles and installation schedules;

    - product introductions;

    - the timing of new product upgrade or enhancement announcements; and

    - interest and exchange rates.

    For example, the introduction of new products or new versions of existing products for the same market segment in the past often resulted in a decline in the sales of our older products and product versions.

WE DEPEND ON A LIMITED NUMBER OF KEY PERSONNEL WITH PARTICULAR KNOWLEDGE OF THE INDUSTRIES IN WHICH WE OPERATE AND TECHNOLOGIES WE DEVELOP WHO WOULD BE DIFFICULT TO REPLACE.

    Our continued growth and success largely depends on the managerial and technical skills of the members of our senior management and on our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel. The labor market in which we operate is competitive during periods of economic growth, and, as a result, we may not be able to retain and recruit key personnel during such periods. In particular, we may find it difficult to hire key personnel with the requisite knowledge of our business, products and technologies. Our failure to hire, retain, or adequately train key personnel could have a negative impact on our performance.

IN THE EVENT OF AN ECONOMIC RECOVERY, WE MAY ENCOUNTER DIFFICULTIES IN EXPANDING OUR OPERATIONS AND PURCHASING KEY COMPONENTS AND SUBSYSTEMS TO MEET INCREASED CUSTOMER DEMAND.

    In the event of an economic recovery, our operations will have to expand in order to meet increasing customer demands. Our growth will depend in large part on our ability to manage our expanding operation and may place a significant strain on our engineering, technical, administrative, operational, financial and marketing resources, as well as increased demands on our systems and controls. If we expand our operations, we believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. During periods of economic growth, competition for qualified engineering and technical personnel is intense in Israel. There are a limited number of persons with the requisite knowledge and experience in our business, products and other necessary technology areas. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be successful in attracting, integrating and retaining those new employees. Also, in the event of an economic recovery, our suppliers and subcontractors may be unable to meet our increased demand for key components and subsystems.

    Our inability to satisfy any increase in customer orders could result in the loss of customers or could cause customers to seek alternative sources for products. Our inability to expand our operating and financial control systems, recruit and hire necessary personnel, successfully integrate new personnel into our operations, or purchase key components could adversely affect our ability to grow and to respond to any economic recovery.

PRIORTECH LTD. HAS SUBSTANTIAL CONTROL OVER MOST MATTERS SUBMITTED TO A VOTE OF OUR SHAREHOLDERS, THEREBY LIMITING YOUR POWER TO INFLUENCE CORPORATE ACTION.

    Priortech Ltd., formerly PCB Ltd., beneficially owns 68.3% of our issued ordinary shares, or 69.1% of our issued ordinary shares without giving effect to the 250,000 shares held by us. As a result, Priortech has the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. The equity interest of Priortech will make it impossible to obtain shareholder approval without Priortech's consent on matters requiring shareholder approval. Priortech has expressed its intention to exercise its rights under this rights offering, and, as a result, its percentage ownership of us could increase. Messrs. Rafi Amit, Yotam Stern and Itzhak Krell control Priortech and may be deemed to control us.

OUR RELATIONSHIP WITH PRIORTECH LTD. MAY GIVE RISE TO CONFLICTS OF INTEREST.

    From time to time, we use services and products of other companies owned or controlled by Priortech, which may create a conflict of interest. Although Israeli law imposes procedural requirements, like obtaining special approvals, in order to approve extraordinary interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these potential conflicts of interest. In addition, pursuant to their employment agreements with us, Mr. Rafi Amit, our general manager, and Mr. Yotam Stern, our Executive Vice President, Business and Strategy, may each spend up to 20% and 25% of their time, respectively, working for Priortech and other entities in the Priortech group.

OUR OPERATING RESULTS COULD BE NEGATIVELY IMPACTED IF WE ARE UNABLE TO OBTAIN THE NECESSARY RESOURCES TO MAINTAIN OUR OPERATIONS AND INVEST IN OUR FUTURE.

    Although the markets we serve are currently in a downturn, we need to maintain our current operations and to prepare for any potential recovery in these markets by continuing to invest in certain areas of our business. These investments require us to use existing cash reserves to fund our research and development activities, to fund the development of new products and to respond to unanticipated developments, increasing customer demands or competitive pressures.

    Our cash reserves are currently at a level of approximately $11.0 million. If all rights offered in this prospectus are exercised, we may raise up to an additional $9.0 million. We expect to raise at least $6.2 million under this rights offering, since Priortech has expressed its intention to exercise all of its rights. However, the anticipated proceeds from this rights offering, together with our other resources, may not be sufficient for our long-term needs. If, following this rights offering, our cash reserves, together with cash available under our credit facility, are insufficient to meet our cash requirements, we will need to seek alternative sources of financing to carry out our operating strategies. We may not be able to raise needed cash or we may not be able to do so on terms that are acceptable to us. Additional financing may be on terms that are dilutive or potentially dilutive to existing shareholders. In addition, the current economic environment and political climate in Israel may make it more difficult for us to obtain financing. If we are not able to find alternative sources of financing that are sufficient to meet our cash requirements, we may need to modify our operating plans to the extent of available resources.

OUR SHARE PRICE HAS BEEN VOLATILE IN THE PAST AND MAY CONTINUE TO DECLINE IN THE FUTURE.

    Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

    - quarterly variations in our operating results;

    - operating results that vary from the expectations of securities analysts and investors;

    - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

    - announcements of technological innovations or new products by us or our competitors;

    - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - changes in the status of our intellectual property rights;

    - announcements by third parties of significant claims or proceedings against us;

    - additions or departures of key personnel;

    - future sales of our ordinary shares; and

    - stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

OUR SHARES ARE LISTED FOR TRADE ON MORE THAN ONE STOCK EXCHANGE, AND THIS MAY RESULT IN PRICE VARIATIONS.

    Our ordinary shares are listed for trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange, and this may result in price variations. Our ordinary shares are traded on these markets in different currencies (U.S. dollars on the Nasdaq and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange). These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

WE MAY BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY AND, AS A RESULT, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

    Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Our passive income would not include income derived from the sale of our products but would include amounts derived by reason of the temporary investment of any cash amounts. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

    We believe that in 2001 we were not a PFIC and currently we expect that we will not be a PFIC in 2002. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2002 or in a future year. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, please see Item 10E of our 2001 20-F Report, entitled "Taxation--U.S. Federal Income Tax Considerations Regarding Shares Acquired by U.S. Taxpayers," which is incorporated herein by reference.

                   RISKS RELATING TO OUR OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

    We are incorporated under the laws of, and our principal offices are located in, the State of Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Our product development depends on components imported from outside of Israel. A majority of our sales occur outside of Israel. We could be adversely affected by:

    - any major hostilities involving Israel;

    - a full or partial mobilization of the reserve forces of the Israeli army;

    - the interruption or curtailment of trade between Israel and its present trading partners;

    - a significant increase in inflation; and

    - a significant downturn in the economic or financial condition of Israel.

    Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In 2002, there has been a significant escalation in armed clashes between Israel and the Palestinians, and Israel has undertaken military actions in Palestinian controlled areas. In connection with these actions, Israel instituted a partial mobilization of its reserve forces. There is no indication how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. There are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses and civil unrest, military conflict and uncertainty may have an adverse impact on our operating results, financial condition or the expansion of our business.

OUR OPERATIONS COULD BE DISRUPTED AS A RESULT OF THE OBLIGATION OF KEY PERSONNEL IN ISRAEL TO PERFORM MILITARY SERVICE.

    Many of our officers and employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations. Although we have effectively operated under these conditions since our inception, there has not been a full mobilization of the Israeli army during such time, and a full mobilization will likely have an adverse effect on our operations. We cannot predict the effect these obligations may have on us in the future.

THE ISRAELI RATE OF INFLATION MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE U.S. DOLLAR.

    We generate most of our revenues in dollars but we incur the majority of our salary and operating expenses in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars.

THE GOVERNMENT PROGRAMS AND TAX BENEFITS IN WHICH WE PARTICIPATED IN THE PAST AND IN WHICH WE CURRENTLY PARTICIPATE OR FROM WHICH WE RECEIVE BENEFITS, REQUIRE US TO MEET SEVERAL CONDITIONS. THESE PROGRAMS OR BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH COULD INCREASE OUR COSTS.

    Since our inception, we had relied on government grants for the financing of a significant portion of our product development expenditures. Until
March 2001, we received grants and we participated in programs sponsored by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist. In March 2001, we made an arrangement with the Chief Scientist whereby we have to repay the outstanding balance of the grants we received, not including grants received by Inspectech prior to its merger into us, at a quarterly rate equal to 4.5% of the revenues derived in connection with products we developed as a result of research and development funded by Chief Scientist participations, up to the maximum amount of $250,000 per quarter. We did not apply for additional grants from the Office of the Chief Scientist in 2001. As of December 31, 2001, the outstanding balance of the grants was approximately $1.6 million, including grants received by Inspectech Ltd. prior to its merger into us. We continue to benefit from government programs and tax benefits, particularly as a result of the Approved Enterprise status of our existing facilities. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including:

    - making investments in fixed assets, the amount of which varies depending on the program approved by the Government of Israel;

    - financing at least 30% of the investment for the Approved Enterprise with share capital; and

    - receiving revenues from the Approved Enterprise.

    The tax benefits could be cancelled and we may be required to refund the tax benefits already received if we fail to meet these conditions in the future. These programs and tax benefits may not be continued in the future at their current levels or at any level or our requests for future participation in these programs may not be approved. In July 2000, a proposed bill adopting tax reform proposals, which could have reduced or eliminated some of the benefits we receive as a result of our Approved Enterprise status, was introduced to the Israeli legislature. Legislation implementing this bill has not been enacted. Due to significant political and economic changes, in February 2002, the Minister of Finance appointed a new committee to reconsider and make new recommendations on the tax reforms. The recommendations of this committee, which were adopted in principle by the Israeli government in June 2002, do not propose to reduce the benefits we receive as a result of our Approved Enterprise status. Legislation will be required to implement any recommendations made by this committee as well. We cannot be certain whether any of the proposed reforms will be adopted, when they will be adopted or what form any reform will ultimately take.

    The terms of the Israeli government participation in research and development programs also require that the technology developed with government grants will not be transferred out of Israel and that the manufacture of products developed with government grants be performed in Israel. However, in the event that the manufacture of products is performed outside of Israel with the approval of Israel's Office of the Chief Scientist, we would be required to pay royalties at a higher royalty rate and an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel. This could result in our being required to repay up to three times the amount of our original grant. The restriction regarding the transfer of technology out of Israel or the lack of approval by Israel's Office of the Chief Scientist with respect to the transfer of manufacturing out of Israel could have a material adverse effect on our ability to enter into strategic alliances in the future that provide for the transfer of manufacturing rights. An amendment to the law governing the Israeli government's participation in research and development programs is now in the process of legislation. The proposed amendment would allow technology supported by Chief Scientist grants to be transferred, subject to certain payment conditions, and change the conditions for the transfer of manufacturing out of Israel. The amendment may also enable a company to be completely released from the provisions of this law, subject to the payment of a lump-sum redemption. We cannot be certain, however, whether or when the proposed legislation will be enacted or what form this legislation will ultimately take.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

    We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli accountants and attorneys, are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. Federal Securities laws in original actions instituted in Israel.

THE EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF US BY OTHERS.

    Some of the provisions of our articles and Israeli law could, together or separately

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that investors might be willing to pay in the future for our ordinary shares.

    We are subject to Israeli corporate law. Generally, under Israeli corporate law, a merger (1) if effected within the framework of an "arrangement," is subject to approval by the court and a majority of shareholders present and voting on the proposed merger, holding at least 75% of the shares represented at the shareholders' meeting and a similar majority at the creditors' meeting; or
(2) if effected not within the framework of an "arrangement," must receive the approval of the board of directors and shareholders of both merging companies, and is consummated after 70 days have passed from the date the merger proposal was filed with the Registrar of Companies. Additionally, a tender offer for our shares, or the acquisition of the interests of our minority shareholders, may be subject to the requirements of Israeli corporate law. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

    Israeli tax law treatment for acquisitions, like stock-for-stock exchanges between an Israeli company and a foreign company, may be less favorable than the treatment that may be available under U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his shares in us for shares in a foreign corporation to immediate taxation.

    In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984 may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research and development. Approval for the transfer of technology developed with government grants may be granted only if the recipient abides by all of the provisions of the research law and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that may be increased. These requirements could inhibit the acquisition of us by others. There can be no assurance that this consent, if requested, will be granted. An amendment to this law is now in the process of legislation. This amendment would allow technology supported by Chief Scientist grants to be transferred, subject to certain payment conditions, and changes the conditions for the transfer of the manufacturing out of Israel. The amendment may also enable a company to be completely released from the provisions of this law, subject to the payment of a lump-sum redemption. We cannot be certain, however, whether or when the proposed legislation will be enacted or what form this legislation will ultimately take.

                  RISK FACTORS RELATED TO THE RIGHTS OFFERING

IF YOU DO NOT EXERCISE ALL OF YOUR RIGHTS, YOU MAY SUFFER SIGNIFICANT DILUTION OF YOUR PERCENTAGE OWNERSHIP OF OUR ORDINARY SHARES.

    This rights offering is designed to enable us to raise capital while allowing all shareholders on the record date to maintain their relative proportionate voting and economic interests. Priortech has expressed its intention to exercise all of its rights under this rights offering. To the extent that you do not exercise your rights and shares are purchased by other shareholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the rights will be diluted.

THE PRICE OF OUR ORDINARY SHARES MAY DECLINE BEFORE OR AFTER THE RIGHTS EXPIRE.

    We cannot assure you that the public trading market price of our ordinary shares will not decline after you elect to exercise your rights. If that occurs, you will have committed to buy ordinary shares at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of rights you will be able to sell your ordinary shares at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you may not be able to sell the shares of our ordinary share that you purchase in the rights offering. Certificates representing our ordinary shares purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

THE SUBSCRIPTION PRICE IS NOT AN INDICATION OF OUR VALUE.

    Our board of directors set the subscription price after considering a variety of factors, including the desire to encourage full shareholder participation in the rights offering. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker.

YOU CANNOT REVOKE OR CHANGE YOUR SUBSCRIPTION.

    You are not allowed to revoke or change your exercise of rights after you send in your subscription certificate and payment. If we cancel this rights offering, we are obligated only to refund payments actually received, without interest.

YOU NEED TO ACT PROMPTLY AND FOLLOW THE SUBSCRIPTION INSTRUCTIONS IN ORDER TO
  PARTICIPATE.

    Shareholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent or, if applicable, Camtek, prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent or, if applicable, Camtek, may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue," or similar terminology, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including technological changes, increased competition, insufficient capital resources and adverse economic conditions. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those reflected in the forward-looking statements.

                                  OUR BUSINESS

GENERAL

    We design, develop, manufacture and market technologically advanced and cost-effective intelligent optical inspection systems and related products principally for the high-end printed circuit board industry. More recently, we introduced intelligent optical inspection systems for the semiconductor packaging industry and, as a result of our acquisition of Inspectech Ltd., the microelectronics industry. We intend to further penetrate these markets in 2002.

    We believe that our products offer customers a high level of intelligent optical inspection and competitive price performance, thereby enhancing their production yields and processes. Our products incorporate proprietary advanced software, as well as advanced electro-optics, precision mechanics and image processing technology. Our products are designed for easy operation and maintenance, which, we believe, allows for relatively short training time.

    Priortech, our parent company, through its affiliated companies, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are intermediate components connecting the chip to the printed circuit board. Priortech is also one of the largest manufacturers of printed circuit boards in Israel, based on 2000 and 2001 sales. We have worked closely with Priortech and its affiliated companies and have utilized their facilities to develop, modify and test, during the manufacturing process, our AOI systems for the printed circuit board industry and our products for the semiconductor packaging industry. This relationship has provided us with insights into the needs of our customers and has enabled us to develop and refine our products and technology with a customer orientation.

    For further information regarding our business, see our 2001 20-F Report and our May 2002 6-K Report, which we have incorporated by reference into this prospectus.

RECENT DEVELOPMENTS

    Subsequent to the release of our results for the first quarter ended
March 31, 2002, we have reviewed our expectations regarding our results from operations for the second quarter and the balance of 2002. We expect that revenues for the second quarter ended June 30, 2002 will be between $6 million and $7 million, a rate of revenue growth of between 29% and 50%, compared to the first quarter. Visibility of orders for the balance of 2002 continues to be low. Revenues of between $10 million and $11 million per quarter would be necessary for us to reach break even at our current expense levels and current selling prices. We cannot assure you that we will be able to achieve such results in 2002.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2002
(1) on an actual basis and (2) on an as adjusted basis to reflect the estimated net proceeds after offering expenses from this offering on a fully subscribed basis. You should read this table in conjunction with our financial statements that are incorporated by reference into this prospectus.

                                                                    AS OF MARCH 31, 2002
                                                              ---------------------------------
                                                                  ACTUAL
                                                                 UNAUDITED        AS ADJUSTED
                                                              ---------------   ---------------
                                                                         (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
SHAREHOLDERS' EQUITY:
Ordinary shares, par value NIS 0.01 per share, 100,000,000
  shares authorized, 22,138,308 shares issued on an actual
  basis and 30,709,737 shares issued on an as adjusted
  basis.....................................................             112               130
Additional paid-in capital..................................          37,205            45,905
Unearned compensation.......................................           (152)             (152)
Accumulated other comprehensive income:
  Unrealized holding gains on marketable securities.........              52                52
Retained earnings...........................................           6,270             6,270
Treasury stock (250,000 shares).............................           (592)             (592)
                                                                  ----------        ----------
Total shareholders' equity..................................      $   42,895        $   51,613
                                                                  ==========        ==========

                              THE RIGHTS OFFERING

    We are offering rights to purchase a total of 8,571,429 of our ordinary shares to our existing shareholders. The rights offering is designed to allow our current shareholders to maintain their existing proportionate ownership interests in Camtek. We are offering all of the ordinary shares to be sold in the rights offering.


    Each existing holder of our ordinary shares will have a purchase right to subscribe for one ordinary share at the subscription price for each 2.5536 ordinary shares held of record by that holder at the close of business at 5:00 p.m., New York City time, on July 24, 2002. If you are a record holder of your shares, you may participate in the rights offering. If you are a beneficial owner whose shares are registered in any name other than your own (e.g., in a broker's "street name" or in the name of a bank nominee) and you wish to exercise your purchase rights, you must make appropriate arrangements for your broker or nominee to participate in the rights offering on your behalf.


    The Tel Aviv Stock Exchange rules regarding continuous exercise will not apply to the rights.

IMPORTANT DATES

    The summary timetable set forth below lists certain important dates relating to the exercise of rights:


Record Date.................................  July 24, 2002
Subscription Period.........................  July 25, 2002 to August 8, 2002
Expiration Date.............................  August 8, 2002
Delivery of New Ordinary Shares.............  on or about August 16, 2002


PURCHASE RIGHT

    Each 2.5536 ordinary shares held on the record date will entitle the holder of those shares to a right to purchase one new ordinary share at the subscription price. Holders may purchase all or part of the ordinary shares to which they are entitled.

FRACTIONAL ENTITLEMENTS

    We will not issue fractional ordinary shares. The number of ordinary shares to which you are entitled will be rounded down to the nearest whole number. Purchases will be accepted for whole ordinary shares only. Otherwise, you may elect to receive all or part of the ordinary shares to which you are entitled at your discretion.

SUBSCRIPTION AGENT

    American Stock Transfer & Trust Company located in New York, New York is acting as subscription agent for the rights offering for all shareholders.

    Shareholders whose shares are held of record by them may also exercise their rights by sending their subscription documents and payment directly to Camtek.

    Shareholders whose shares are held through the clearing house of the Tel Aviv Stock Exchange, may also, through their stock exchange member, return their subscription documents and payments to the clearing house of the Tel Aviv Stock Exchange. The clearing house of the Tel Aviv Stock Exchange will forward the payment directly to Camtek.

INFORMATION AGENT

    American Stock Transfer & Trust Company is acting as information agent for the rights offering. If you have any questions about the rights offering or procedures to follow in exercising your rights, please contact the information agent by telephone at (718) 921-8200.

METHOD OF EXERCISING OF RIGHTS


    During the subscription period, holders may exercise their rights by delivering a signed exercise form to the subscription agent, together with payment in full of the subscription price for each ordinary share purchased, by 5:00 p.m., New York time, on August 8, 2002.



    Shareholders whose shares are held of record by them may also exercise their rights by delivering a signed exercise form to Camtek, together with payment in full of the subscription price for each ordinary share purchased, by 5:00 p.m., Israel time, on August 8, 2002.



    Shareholders whose shares are held through the clearing house of the Tel Aviv Stock Exchange, may also exercise their rights by delivering, through their stock exchange member, a signed exercise form to the clearing house of the Tel Aviv Stock Exchange, together with payment in full of the subscription price for each ordinary share purchased, by 9:00 a.m., Israel time, on August 8, 2002.


    The subscription agent, Camtek or the clearing house of the Tel Aviv Stock Exchange, as applicable, may refuse to accept improperly completed or delivered or unexecuted exercise forms.

YOUR RIGHTS WILL LAPSE IF YOU DO NOT EXERCISE THEM AND MAKE PAYMENT IN FULL BY THE DESIGNATED TIME ON THE EXPIRATION DATE.

    The exercise of rights in the rights offering is irrevocable and may not be canceled or modified.


    Purchase rights for which exercise forms and payment in full of the subscription price were not received by 5:00 p.m. (New York City time) on August 8, 2002, if sent to the subscription agent, or by 5:00 p.m., Israel time, on August 8, 2002, if sent to Camtek, will expire and be deemed to have been forfeited.



    Purchase rights of shareholders whose shares are held through the clearing house of the Tel Aviv Stock Exchange, for which exercise forms and payment in full of the subscription price were not received by the clearing house of the Tel Aviv Stock Exchange by 9:00 a.m., Israel time, on August 8, 2002, will expire and be deemed to have been forfeited.


DETERMINATION OF SUBSCRIPTION PRICE

    Our board of directors has determined the subscription price per ordinary share to be the closing price of our ordinary shares on the Nasdaq National Market on July 5, 2002.

METHODS OF PURCHASE AND PAYMENT

    The subscription agent must receive payment in full of the subscription price for each ordinary share purchased pursuant to the rights together with the exercise form.

    Shareholders whose shares are held of record by them may also send the payment together with the exercise form directly to Camtek.

    Shareholders whose shares are held through the clearing house of the Tel Aviv Stock Exchange may also send the payment together with the exercise form, through their stock exchange member, to the clearing house of the Tel Aviv stock exchange.

    If you are delivering your exercise forms and payment for your ordinary shares to the subscription agent, please do so by mail, by hand or by overnight courier, as follows:


       American Stock Transfer & Trust Company
       59 Maiden Lane
       New York, New York 10038
       Attn: Herb Lemmer


    Shareholders whose shares are held of record by them, who opted to deliver their exercise forms and payment for their ordinary shares to Camtek, must do so by mail or by overnight courier, as follows:

       Camtek Ltd.
       Ramat-Gavriel Industrial Zone
       P.O. Box 544
       Migdal Haemek 23150
       Israel
       Attention: Mr. Moshe Amit
       (011-972-4) 604-8100

    If you hold your shares through a broker, bank or other nominee and you wish to purchase shares in the rights offering, please promptly contact the broker, bank or other entity holding your shares. Your broker or other nominee must exercise the purchase rights certificate on your behalf for shares you wish to purchase. We have sent separate instructions to all known brokers and banks to assist you in exercising your rights.

    Any payments to the subscription agent must be made in U.S. Dollars by money order or cashier's check or by check drawn on a bank located in the United States and payable to American Stock Transfer and Trust Company as subscription agent. Any payments to Camtek must be made in U.S. Dollars by money order or cashier's check or by check drawn on a commercial bank located in Israel, and payable to Camtek Ltd. Holders of rights will choose the method of delivery of exercise forms and payment of the subscription price and will bear the risk of such election. IF YOU SEND YOUR EXERCISE FORMS AND PAYMENTS BY MAIL, WE URGE YOU TO USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER. We will not consider any payment by check to have been made until the check clears through the account of the subscription agent or Camtek, as applicable, before the expiration date.

LISTING

    Our ordinary shares are quoted on the Nasdaq National Market and listed on the Tel Aviv Stock Exchange. We have applied for the ordinary shares underlying the rights offered in this prospectus to be quoted on the Nasdaq National Market and listed on the Tel Aviv Stock Exchange.

DELIVERY OF ORDINARY SHARES


    If you exercise your rights, the registrar will issue ordinary shares to you either by book entry transfer or in definitive form on or about August 16, 2002. Camtek will update its shareholders registry as required under Israeli law.

NOTICE OF PRIORTECH'S INTENT TO EXERCISE ITS RIGHTS

    Priortech has expressed its intention to exercise all of its rights under this rights offering. As of the date hereof, Priortech has a right to purchase up to 5,922,228 shares under this rights offering.

DILUTION

    Upon completion of the rights offering, existing shareholders who do not exercise their rights fully will own a smaller proportional interest in us than they currently hold. Assuming no rights are exercised other than those by Priortech, all existing shareholders other than Priortech would experience together a 6.58% dilution of their current equity ownership of us.

FEES AND EXPENSES


    We have agreed to pay the fees and expenses of the subscription agent and the information agent in connection with the rights offering, which we estimate to be approximately $291,828.


GENERAL

    We will determine all questions concerning the timeliness, validity, form and eligibility of any purchase in the rights offering, and our determination will be final and binding. We may, in our sole reasonable discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any purchase right. Neither the subscription agent nor us will be under any duty to give notification of any defect or irregularity in connection with the submission of any such notice or will incur any liability for failure to give such notification. However, liabilities under the U.S. federal securities laws cannot be waived.

                                USE OF PROCEEDS


    We will use the net proceeds from the rights offering, if any, after deducting estimated expenses payable by Camtek of approximately $291,828, as working capital and for other general corporate purposes.

                         DESCRIPTION OF ORDINARY SHARES

    Set forth below is a summary of the material provisions of our Articles of Association relating to the ordinary shares. This description does not purport to be complete and is qualified in its entirety by reference to the Articles.

    As of the date of this prospectus, our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share, of which 22,138,308 ordinary shares are issued. 250,000 ordinary shares out of the ordinary shares issued are held by us.

ORDINARY SHARES

    The ordinary shares do not have preemptive rights. The ownership and voting of ordinary shares by non-residents of Israel are not restricted in any way by our memorandum of association or articles or by the laws of the State of Israel. Under the Israeli Companies Law, Israeli companies may purchase or hold their own shares subject to the same conditions that apply to distribution of dividends. These shares do not confer any rights whatsoever for as long as they are held by the company. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares and these shares do not confer any voting rights for as long as they are held by the subsidiary.

TRANSFER OF SHARES AND NOTICES

    Ordinary shares are issued in registered form. Shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent's books. We will be obligated to deliver notices to shareholders in accordance with Nasdaq requirements.

DIVIDEND AND LIQUIDATION RIGHTS

    Our board may declare a dividend to be paid to the holders of ordinary shares out of our profits on condition that there is no reasonable concern that the distribution will prevent us from meeting existing or expected liabilities when these liabilities come due. For these purposes, "profits" are defined as the larger of (1) the profit balance or (2) profits accrued in the two years prior to the distribution, as reflected in the last audited or reviewed financial report prepared no less than six months prior to distribution. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of any class of shares with preferential rights that may be authorized in the future. The shareholders would need to approve any class of shares with preferential rights.

THE POWER OF THE DIRECTORS

    According to the Companies Law, a director may not participate in the approval of a transaction in which he or she has a personal interest unless the transaction is not an extraordinary transaction. An extraordinary transaction is a transaction that is either not in the ordinary course of business, not on market terms, or is likely to have a material impact on our profitability or financial condition. If a majority of the members of the audit committee or the board of directors has a personal interest in a transaction, then the interested members may nonetheless participate in the meeting in which the transaction is discussed, but the transaction will require shareholder approval. A transaction relating to a director's compensation must be approved by our audit committee and our shareholders at a general meeting. Additionally, special shareholder voting procedures are required for the approval of compensation of directors who are also considered controlling shareholders under the Companies Law.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

    Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that may be authorized in the future.

MEETINGS OF SHAREHOLDERS

    An annual meeting of the shareholders must be held every year and not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its decision or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the company; or
(3) shareholders owning at least 5% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may, not later than three months after having made the demand, convene a meeting of the shareholders. Alternatively, upon application by the individuals making the demand, a court may order that a meeting be convened. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent together at least 33 1/3% of the issued shares of the company which entitle the holders thereof to participate and vote at shareholders' meetings. A meeting adjourned due to lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the deferred meeting, the meeting may be held with any number of participants. However, if the meeting was convened following a demand by the shareholders, the quorum will be that minimum number of shareholders authorized to make the demand.

    In any shareholders' meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

    Most resolutions at a shareholders' meeting may be passed by a simple majority. Resolutions requiring special voting procedures include the appointment of outside directors and approval of transactions with controlling shareholders.

    Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties include, among other things, in voting at the general meeting of the shareholders on the following matters: (1) amendments to the articles; (2) an increase in the company's authorized share capital; (3) a merger; or (4) an approval of those related party transactions that require shareholder approval.

    In addition, any shareholder who: (1) knows that it possesses power to determine the outcome of a shareholder vote; (2) under the provisions of the articles, has the power to appoint or to prevent the appointment of an office holder in the company; or (3) controls the company in any other way, is under a duty to act in fairness towards the company.

TRANSFER AGENT

    The transfer agent and registrar for the ordinary shares is the American Stock Transfer & Trust Company, New York, New York.

LISTING

    Our ordinary shares are quoted on the Nasdaq National Market under the symbol "CAMT" and listed on the Tel Aviv Stock Exchange under the symbol "CAMT."

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following discussion describes the material U.S. federal income tax consequences of the rights affecting U.S. holders of our ordinary shares. For purposes of this discussion, a U.S. holder is:

    - an individual citizen or resident of the United States;

    - a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

    - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all of its substantial decisions.

    Unless otherwise specifically indicated, this discussion does not consider the United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that own our ordinary shares as capital assets.

    This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, nor does it address the U.S. federal income tax consequences of the rights offering to holders who are subject to special rules, such as persons who are broker-dealers, insurance companies, tax exempt organizations or financial institutions or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, persons holding our ordinary shares as part of a hedging, straddle or conversion transaction, persons whose functional currency is not the U.S. dollar and persons subject to the alternative minimum tax. Additionally, the tax treatment of persons who hold our ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

    Subject to the limitations set forth herein, the material U.S. federal income tax consequences on a receipt of the rights pursuant to the rights offering will be as follows:

    - The distribution of the rights will not result in taxable income to a U.S. holder of our ordinary shares and no gain or loss will be recognized by a U.S. holder upon exercise or lapse of a right.

    - A U.S. holder's holding period for the rights received in the rights offering will include the U.S. holder's holding period for the ordinary shares with respect to which the rights were received.

    - In the case of a U.S. holder of the rights that allows the rights to lapse, no adjustment will be made to the basis of the ordinary shares with respect to which the rights were distributed.

    - In the case of a U.S. holder that exercises the rights, the tax basis of the ordinary shares acquired upon exercise of the rights will equal the sum of the subscription price paid for such ordinary shares and the holder's tax basis, if any, in the rights. An allocation to the rights of a portion of the tax basis of a U.S. holder's ordinary shares will not be made unless either (i) the fair market value of the rights on the date such rights are distributed is equal to at least 15% of the fair market value of our ordinary shares on such date or (ii) the holder elects, by attaching a statement to its U.S. federal income tax return for the taxable year in which the rights are received, to allocate part of the tax basis of such holder's ordinary shares to the rights. If an allocation to the rights of a portion of the tax basis of our ordinary shares is required to be made, a U.S. holder's tax basis in our ordinary shares will be allocated between the ordinary shares held by such holder and the rights received by such holder in proportion to their respective fair market values on the date the rights are distributed.

    - The holding period of ordinary shares acquired upon exercise of the rights will begin on the date the rights are exercised.

    For a discussion of the U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares, see the discussion of U.S. tax considerations contained in Item 10.E. of our 2001 20-F Report entitled "Taxation--U.S. Federal Income Tax Considerations Regarding Shares Acquired by U.S. Taxpayers," which is incorporated herein by reference.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF THE RIGHTS OR OUR ORDINARY SHARES IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL INCOME TAX CONSEQUENCES THAT WOULD RESULT FROM THE RIGHTS OFFERING AND YOUR OWNERSHIP AND EXERCISE OR LAPSE OF THE RIGHTS, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                       MATERIAL ISRAELI TAX CONSEQUENCES

    The following discussion describes the material Israeli income tax consequences of the exercise of the rights:

THE RIGHTS

    The distribution of the rights to existing shareholders will not result in taxable income to such holders under Israeli tax law.

THE ORDINARY SHARES

    Under current law, sales of our ordinary shares by anyone who is not a dealer in securities in Israel and is not a company that is subject to the Inflationary Adjustments Law are exempt from Israeli capital gains tax as long as the ordinary shares are traded on the Tel Aviv Stock Exchange, and, provided we continue to qualify as an Industrial Company or industrial holding company, as long as they are listed on the Nasdaq National Market or on another stock exchange recognized by the Israeli Ministry of Finance. There can be no assurance that we will maintain this listing or qualification.

    A proposed bill adopting tax reform proposals was introduced in July 2000 to the Israeli legislature. Legislation implementing this bill, which would have altered the taxation of individuals, has not been enacted. In February 2002, due to significant political and economic changes, the Minister of Finance appointed a new committee to reconsider and make new recommendations on tax reform. A proposed bill adopting the tax reform recommendations of this committee has been introduced in July 2002 to the Israeli legislature. This proposed bill, if enacted into law, would, among other things, alter the taxation of individuals and of capital gains. Under the proposed bill, foreign residents will be exempt from capital gains tax on sales of securities traded on Israeli stock exchanges and Israeli residents may become subject to capital gains tax at different rates. We cannot be certain, however, if the proposed bill will be enacted into law, when it will be enacted and what form it will eventually take.

    FOR A FURTHER DESCRIPTION OF THE ISRAEL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, SEE THE DESCRIPTION OF THE ISRAELI TAX CONSIDERATIONS CONTAINED IN

"ITEM 10.E.--TAXATION" OR OUR 2001 20-F REPORT, WHICH IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

    THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF ISRAELI INCOME TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF THE RIGHTS IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC ISRAELI INCOME TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR OWNERSHIP AND EXERCISE OR LAPSE OF THE RIGHTS, INCLUDING THE APPLICATION AND EFFECT OF LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN ISRAELI TAX LAWS.

                                 LEGAL MATTERS

    The validity of the issuance of the ordinary shares being offered hereby and legal matters under Israeli law in connection with the offering will be passed upon for us by Shiboleth, Yisraeli, Roberts, Zisman & Co., Tel-Aviv, Israel, our Israeli counsel. In addition, matters with respect to United States law will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. As to matters of Israeli law, Brobeck, Phleger & Harrison LLP will rely upon the opinion of Shiboleth, Yisraeli, Roberts, Zisman & Co. As to matters of U.S. law, Shiboleth, Yisraeli, Roberts, Zisman & Co. will rely upon the opinion of Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

    The consolidated financial statements of Camtek Ltd. included in our annual report on Form 20-F for the year ended December 31, 2001, incorporated by reference in this Prospectus have been audited by Eisner LLP, independent auditors, and Goldstein Sabo Tevet, independent public accountants in Israel, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

                                    EXPENSES

    The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:


Securities and Exchange Commission registration fee.........  $    828
Nasdaq National Market listing fee..........................    23,000
Israeli stamp tax...........................................    90,000
Printing....................................................     8,000
Legal fees and expenses.....................................   115,000
Accountants' fees and expenses..............................    25,000
Fees and expenses of subscription agent.....................    10,000
Miscellaneous expenses......................................    20,000
                                                              --------
  Total.....................................................  $291,828

                                   [GRAPHIC]

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Camtek's Articles of Association provide that, subject to the provisions of the Israeli Companies Law--1999 (the "Law"), Camtek may:

       (1) Obtain insurance for its office holders for liability for an act performed in such officer's capacity as an office holder with respect to:

           - A violation of the duty care to Camtek or to another person;

           - A breach of fiduciary duty, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not cause Camtek harm; and

           - A monetary liability imposed on such officer for the benefit of another person.

       (2) Undertake to indemnify its officer holders, or indemnify an office holder retroactively for a liability imposed or approved by a court and for reasonable legal fees in an action brought against the office holder by Camtek or in criminal proceedings in which the office holder is acquitted or an offense that does not require proof of criminal intent. An undertaking to indemnify an office holder must be limited to categories of events that can be reasonably foreseen and up to a reasonable amount under the circumstances.

       Under the Law, Camtek may not insure, indemnify or exempt an office holder for a violation of the duty of care (1) if the act was committed recklessly or with intent; (2) if the act was committed with the intent to realize illegal personal gain; or (3) for any fine imposed on him or for breach of fiduciary duty, except as provided above.

       Camtek may exempt, in advance, an office holder from all or part of such officer's responsibility for damages occurring as a result of a breach of the duty of care. The Registrant may also approve an action taken by the office holder performed in breach of fiduciary duty, if the office holder acted in good faith, the action does not adversely affect the Registrant, and the office holder has revealed to the Registrant's board of directors any personal interest in the action.

The Registrant has procured insurance for its office holders in accordance with its Articles of Association; and has adopted the necessary resolutions both to exempt them in advance from any liability for damages arising from a breach of their duty of care to the Registrant, and to provide them with indemnification undertakings in accordance with the Registrant's Articles of Association. The Registrant has provided its directors with the above indemnification undertakings.

ITEM 9. EXHIBITS.


       EXHIBIT
         NO.            DESCRIPTION
       -------          -----------
         4.1            Specimen of Certificate of Ordinary Shares of Camtek Ltd.
                        (Incorporated by reference to Exhibit 4.1 to the
                        Registrant's registration statement on Form F-1, File
                        No. 333-12292).

         4.2            Form of Subscription Agent Agreement, by and between Camtek
                        Ltd. and American Stock Transfer & Trust Company, as
                        subscription agent.

         5.1            Opinion of Shiboleth, Yisraeli, Roberts, Zisman & Co.

        23.1            Consent of Shiboleth, Yisraeli, Roberts, Zisman & Co.
                        (contained in their opinion constituting Exhibit 5.1)

        23.2            Consent of Eisner LLP and Goldstein Sabo Tevet.

        24.1            Powers of Attorney.*

        99.1            Specimen of Purchase Rights Certificate of Camtek Ltd.


------------------------


*   Previously filed.



ITEM 10. UNDERTAKINGS


    (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) to reflect in the prospectus of any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "calculation of Registration Fee" table in the effective registration statement;

   (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement;

       PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment of any of the securities being registered which remain unsold at the termination of the offering;

    (b) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 22nd day of July, 2002.



                                                      CAMTEK LTD.

                                                      By:                 /s/ MOSHE AMIT
                                                           --------------------------------------------
                                                      Name:    Moshe Amit
                                                      TITLE:   CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
*
--------------------------------------            Chief Executive Officer (Principal    July 22, 2002
Rafi Amit                                           Executive Officer) and Director
*                                                 Executive Vice President and Chief
--------------------------------------              Financial Officer (Principal        July 22, 2002
Moshe Amit                                          Accounting Officer)
/s/ YOTAM STERN
--------------------------------------            Executive Vice President, Business    July 22, 2002
Yotam Stern                                         and Strategy and Director
*
--------------------------------------            Director                              July 22, 2002
Meir Ben-Shoshan
*
--------------------------------------            Director                              July 22, 2002
Haim Horowitz
*
--------------------------------------            Director                              July 22, 2002
Eran Bendoly
AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
CAMTEK USA, INC.
2 MERIDIAN RD.
EATONTOWN, NJ 07755
/s/ YOTAM STERN
--------------------------------------            Director                              July 22, 2002
Yotam Stern



*By:  /s/ YOTAM STERN
      ---------------------------------
      Yotam Stern                                                                             July 22, 2002
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------
   4.1                  Specimen of Certificate of Ordinary Shares of Camtek Ltd.
                        (Incorporated by reference to Exhibit 4.1 to the
                        Registrant's registration statement on Form F-1, File
                        No. 333-12292).

   4.2                  Form of Subscription Agent Agreement, by and between Camtek
                        Ltd. and American Stock Transfer & Trust Company, as
                        subscription agent.

   5.1                  Opinion of Shiboleth, Yisraeli, Roberts, Zisman & Co.

   23.1                 Consent of Shiboleth, Yisraeli, Roberts, Zisman & Co.
                        (contained in their opinion constituting Exhibit 5.1)

   23.2                 Consent of Eisner LLP and Goldstein Sabo Tevet.

   24.1                 Powers of Attorney.*

   99.1                 Specimen of Purchase Rights Certificate of Camtek Ltd.


------------------------


*   Previously filed.